EXHIBIT 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
HTM Holdings, Inc.	Delaware

Qualtron, Inc.	Massachusetts

SMTC de Chihuahua S.A. de C.V.	Mexico

SMTC Ireland Company	Ireland

SMTC Manufacturing Corporation of California	California

SMTC Manufacturing Corporation of Canada	Ontario, Canada

SMTC Manufacturing Corporation of Colorado	Delaware

SMTC Manufacturing Corporation of Massachusetts	Massachusetts

SMTC Manufacturing Corporation of North Carolina	North Carolina

SMTC Manufacturing Corporation of Texas	Texas

SMTC Manufacturing Corporation of Wisconsin	Wisconsin

SMTC Mex Holdings, Inc.	Delaware

SMTC Nova Scotia Company	Nova Scotia, Canada

SMTC R&D Teoranta	Ireland

SMTC Teoranta	Ireland